Exhibit 12.1

LeCroy Corporation

Ratio of Earnings to Fixed Charges (1)

(dollar amounts in thousands except for ratio)

	For the Years Ended
	July 3, 2010	June 27, 2009 (As Adjusted) (2)(3)	June 28, 2008 (As Adjusted) (3)	June 30, 2007 (As Adjusted) (2)(3)	July 1, 2006
Earnings, as defined:
Income (loss) before income taxes	$553	$(109,582)	$(1,158)	$(17,418)	$10,036
Fixed charges, as below	6,197	7,176	8,098	7,137	3,780

Total earnings, as defined	$6,750	$(102,406)	$6,940	$(10,281)	$13,816

Fixed charges, as defined
Interest charges	$5,399	$6,315	$7,211	$6,273	$3,096
Portion of rentals representative of interest factor	798	861	887	864	684

Total fixed charges, as defined	$6,197	$7,176	$8,098	$7,137	$3,780

Ratio of earnings to fixed charges	1.09x	N/A	0.86x	N/A	3.66x

(1)	The ratio of earnings to fixed charges is computed by dividing the sum of the income (loss) before income taxes and fixed charges by fixed charges. Fixed charges represent interest expense, amortization of debt discount on convertible notes and an estimated interest factor on operating leases. All amounts associated with unrecognized tax benefits have been excluded.
(2)	For the years ended June 27, 2009 and June 30, 2007, earnings were insufficient to cover fixed charges by approximately $102.4 million and $10.3 million, respectively.
(3)	The amounts presented for fiscal years 2009, 2008 and 2007 reflect account balances as adjusted for the retrospective adoption of the new convertible debt accounting guidance adopted by LeCroy on June 28, 2009.